November 16, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Technology

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 000-29442

Dear Madams and Sirs:

We have received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 6, 2023 (the “Comment Letter”).

As mentioned on the telephone by our external legal counsel, Jonathan M. Nathan of Meitar Law Offices, on November 16, 2023, we are unable to respond to the Comment Letter within the initial ten business day period provided for in the Comment Letter. This is due to the Company’s, and its publicly-traded subsidiaries’, current engagement in their reporting processes for the third quarter of 2023. We expect to file our response letter within an additional eight calendar day period following the initial due date, i.e., by Thursday, November 30, 2023.

We appreciate your attention to this letter. Should you wish to discuss this letter or the Comment Letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-52-312-5574).

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.

cc:	Megan Akst
Kathleen Collins
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)